Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
SENECA FOODS CORPORATION

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is SENECA FOODS CORPORATION (the “Corporation”). The name under which it was originally formed is “SENECA GRAPE JUICE CORPORATION”.

SECOND: The certificate of incorporation of the Corporation (as amended, supplemented, or restated, the “Certificate of Incorporation”) was filed by the Department of State of the State of New York on August 17, 1949.

THIRD: The Certificate of Incorporation is hereby amended as follows:

A.

Article 4, Section (d)(F) of the Certificate of Incorporation, which sets forth the relative rights, preferences and limitations of a third series of 4,166,667 shares of Class A Preferred Stock designated Convertible Participating Preferred Stock is amended to reduce the number of designated shares from 4,166,667 to 6,602 to reflect that as of the date of this Certificate of Amendment, 4,160,065 shares of Convertible Participating Preferred Stock have been retired and canceled and upon cancellation such shares became authorized shares of Class A Preferred Stock in accordance with the terms of Article 4, Section (d)(F)(v) of the Certificate of Incorporation. As of the date of this Certificate of Amendment, 6,602 shares of Convertible Participating Preferred Stock are designated, issued and outstanding.

B.

Article 4, Section (d)(G) of the Certificate of Incorporation, which sets forth the relative rights, preferences and limitations of a fourth series of 967,742 shares of Class A Preferred Stock designated Convertible Participating Preferred Stock, Series 2003, is deleted in its entirety as being unnecessary. All 967,742 shares of Convertible Participating Preferred Stock, Series 2003 have been retired and canceled and upon cancellation such shares became authorized shares of Class A Preferred Stock in accordance with the terms of Article 4, Section (d)(G)(v) of the Certificate of Incorporation.

C.	Article 7 of the Certificate of Incorporation is amended to read in its entirety as follows:

“The office of the Corporation shall be located in the Town of Fairport, County of Monroe, New York, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation that may be served upon the Secretary of State is 350 WillowBrook Office Park, Fairport, New York, 14450.”

FOURTH: The Certificate of Amendment was authorized by the unanimous vote of the Directors at a meeting of the Board of Directors of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 21st day of September 2026.

SENECA FOODS CORPORATION

By:	/s/ Paul L. Palmby
Name:	Paul L. Palmby
Title	President and Chief Executive Officer